UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Angeion Corporation
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

          -------------------------------------------------------------
                             Cusip Number 03462H404
                                Norman H. Pessin
                          366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                     6/25/08
          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 03462H404
Schedule 13D

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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1) SEP IRA FBO Norman H. Pessin ###-##-####
  2) Sandra F. Pessin ###-##-####
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [v]
                                                                (b) [v]
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3 SEC USE ONLY

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4 SOURCE OF FUNDS

  PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1) SEP IRA FBO Norman H. Pessin 209,887
                    2) Sandra F. Pessin  69,800
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        ---
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         1) 209,887
   PERSON           2)  69,800
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    ---
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1) 209,887
   2) 69,800
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1) 5.13%
    2) 1.70%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3
CUSIP No. 03462H404
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value (the "Common Stock"), of Angeion Corporation (the "Issuer"), whose principal executive offices are located at 350 Oak Grove Parkway, Saint Paul, Minnesota 55127-8599.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

Name and Address:                    1) SEP IRA F/B/O
                                        Cusip Number
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     2) Sandra F. Pessin Cusip Number
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

Principal Occupation:                1) N.A.
                                     2) Housewife


Criminal convictions:                1) N.A.
                                     2) None


Civil proceedings:                   1) N.A.
                                     2) None


Citizenship:                         1) N.A.
                                     2) United States

Item 3. Source and Amount of Funds or Other Consideration. SEP IRA F/B/O Norman
H. Pessin purchased 209,887 Shares of Common Stock as follows:

1) SEP IRA FBO Norman H. Pessin

     Purchase Date     Shares Purchased      Purchase Price        Proceeds
     -------------     ----------------      --------------        --------

     06/20/2008         3,488                5.440                  18,975
     06/16/2008         8,899                5.440                  48,411
     06/05/2008        19,000                6.037                 114,701
     04/22/2008        10,000                7.040                  70,400
     04/03/2008        10,000                7.040                  70,400
     02/20/2008         1,700                7.861                  13,364
     02/19/2008         6,600                7.868                  51,930
     02/15/2008         3,400                7.946                  27,017
     12/11/2007        12,000                7.898                  94,772
     11/01/2007         2,097                7.691                  16,129
     10/30/2007        11,000                7.430                  81,736
     10/29/2007         7,000                7.275                  50,927
     08/07/2007         5,000                7.863                  39,179
     08/06/2007         6,763                7.840                  53,019
     06/11/2007        20,000                8.508                 170,162
     06/06/2007        14,500                9.233                 133,883
     09/28/2006        12,100                6.690                  80,949
     09/08/2006         7,500                4.033                  30,250
     06/14/2006        29,415                4.131                 121,516
     05/22/2006        16,057                4.962                  79,683
     05/17/2006         3,368                4.990                  16,807

2) Sandra F. Pessin purchased 69,800 Shares of Common Stock as follows:

Purchase Date          Shares Purchased      Purchase Price         Proceeds
-------------          ----------------      --------------         --------

05/21/2008              1,500                5.679                   8,519
05/20/2008              8,500                5.644                  47,972
12/18/2007              5,000                7.510                  37,548
12/12/2007             11,000                8.048                  88,534
12/10/2007              1,300                7.581                   9,855
11/16/2007              7,800                6.386                  49,815
11/15/2007              2,000                6.389                  12,779
08/23/2007              2,700                6.797                  18,353
08/09/2007             10,000                6.910                  69,100
08/08/2007             10,000                7.600                  76,000
08/08/2007             10,000                7.489                  74,893

CUSIP No.  03462H404

Item 4. Purposes of the Transactions

The purposes of the transactions were to dispose of all shares of the issuer owned by the reporting persons.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 209,887 shares of common stock of the Issuer. Sandra F. Pessin owns 69,800 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SEP IRA F/B/O Norman H. Pessin


                           By: /s/ Norman H. Pessin
                              ------------------------------------
                                Norman H. Pessin


                                /s/ Sandra F. Pessin
                              ------------------------------------
                                Sandra F. Pessin

June 24, 2008